Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the Registration Statements on Form S-8 (Forms S-8 No. 333-180016, No. 333-93379, No. 033-56868 and No. 033-20155) of Cerner Corporation of our report dated June 5, 2013, relating to the statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 annual report on Form 11-K of the Cerner Corporation Foundation Retirement Plan.
/s/ Brown Smith Wallace, LLC
St. Louis, Missouri
June 5, 2013